METALLA ROYALTY &	STREAMING LTD.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the six months ended November 30, 2018

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

GENERAL

This management’s discussion and analysis (“MD&A”) for Metalla Royalty & Streaming Ltd. (the “Company” or “Metalla”) is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of January 24, 2019, should be read in conjunction with the Company’s condensed interim consolidated financial statements for the six months ended November 30, 2018 and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in the following MD&A are in Canadian dollars (“C$”) except where noted. These documents and other information relevant to the Company’s activities are available for viewing on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 1

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") was incorporated in Canada on May 11, 1983. The Company is an investment-based company that is focused on acquiring gold and silver metal purchase agreements, net smelter return royalties (“NSRs”), gross value return royalties (“GVRs”), net profit interests (“NPIs), gross proceeds royalties (“GPRs”), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. For purposes of reporting, the Company calculates attributable silver equivalent production by applying its interest (i.e. royalty or stream percentage) to the total production reported by the counterparty and silver equivalency of non-silver products is based on average realized prices of all metals for the period. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

During the three months ended November 30, 2018, the Company:

•	shipped and provisionally invoiced 81,808 (2017 - 158,865) attributable silver ounces (“oz.”) at an average realized price of US$15.06 (2017 - US$17.12) and average cash cost of US$5.90 (2017 - US$7.32) per oz. (see non-IFRS Financial Measures);

•	had 57,814 attributable silver oz. remaining and to be sold in subsequent periods, this was due to delivery delays caused by the smelter, which had increased the concentrate inventory at the Endeavor Mine;

•	recognized revenue from stream interest of $1,623,140 (2017 - $3,066,670), income from operations of $578,898 (2017 - $286,446), net loss of $496,948 (2017 - $440,105), and adjusted EBITDA of $609,163 (2017 - $1,477,222) (see non-IFRS Financial Measures);

•	recorded cash flow from operating activities, before net change in non-cash working capital items, of $572,859 (2017 - $619,402), offset by $7,863,540 spent on acquisition of NSR royalty interest, resulting in negative working capital of $739,501 (May 31, 2018 - positive $4,661,792);

•	completed a brokered private placement for $6,781,131 subsequently by issuing 8,693,758 units at $0.78 per unit;

•	generated operating cash margin of US$9.16 (2017- US$9.80) per attributable silver oz. from the Endeavor silver stream and New Luika Gold Mine (“NLGM”) stream held by Silverback Ltd. (“Silverback”) (see non-IFRS Financial Measures);

•	acquired a 2.0% NSR royalty on the Santa Gertrudis gold property owned by Agnico Eagle Mines Limited (“Agnico”), in Sonora, Mexico from GoGold Resources Inc. (“GoGold”) for US$6,000,000 in cash and US$6,000,000 in 10,123,077 common shares of the Company; and

•	declared and paid a monthly divided of $0.0015 per share.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

OVERVIEW OF ROYALTIES AND STREAMS

Property	Operator	Location	Stage	Metal	Terms
Endeavor Mine	CBH Resources	Australia	Producing	Zn, Pb, Ag	100% Ag
Stream
NLGM	Shanta Gold	Tanzania	Producing	Au, Ag	15% Ag
Stream
COSE(5)	Pan American Silver	Argentina	Development	Ag, Au	1.5% NSR
Joaquin	Pan American Silver	Argentina	Development	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Argentina	Development	Ag, Au	2.0% NSR
Garrison	Osisko Mining	Canada	Development	Au	2.0% NSR
Hoyle Pond Ext.	Goldcorp	Canada	Development on ext.	Au	2.0% NSR(4)
Timmins West Ext.	Tahoe Resources	Canada	Development on ext.	Au	1.5% NSR(3)
Zaruma	Core Gold	Ecuador	Development	Au, Ag	1.5% NSR
Akasaba West	Agnico Eagle Mines	Canada	Development	Au, Cu	2.0% NSR(3)(4)
TVZ Zone	Goldcorp	Canada	Development	Au	2.0% NSR
DeSantis Mine	Canadian Gold Miner	Canada	Early Exploration	Au	1.5% NSR(3)
Bint Property	Glencore	Canada	Early Exploration	Au	2.0% NSR
Colbert/Anglo	Goldcorp	Canada	Early Exploration	Au	2.0% NSR(3)
Montclerg	IEP	Canada	Advanced Exploration	Au	1.0% NSR
Pelangio Poirier	Pelangio Exp.	Canada	Early Exploration	Au	1.0% NSR
DNA	Detour Gold	Canada	Early Exploration	Au	2.0% NSR
Beaudoin	Explor Resources	Canada	Early Exploration	Au, Ag	0.4% NSR(3)
Sirola Grenfell	Golden Peak Res.	Canada	Early Exploration	Au	0.25% NSR
Mirado Mine	Orefinders	Canada	Advanced Exploration	Au	1.0% NSR
Solomon’s Pillar	Sage Gold	Canada	Early Exploration	Au	1.0% NSR
Dufferin East(5)	Resource Capital	Canada	Development	Au	1.0% NSR
Gold
Puchuldiza	Regulus Resources	Chile	Advanced Exploration	Au	1.5% NSR
Los Platos	Private Party	Venezuela	Exploration	Au	1.5% NSR(3)
(1)	Zn: zinc, Pb: lead, Ag: silver, and Au: gold
(2)	See the Company’s website for the complete list and further details
(3)	Subject to partial buy-back
(4)	Exemption on royalty
(5)	Acquired subsequently (see Events after the Reporting Date)

QUARTERLY UPDATES ON ROYALTIES AND STREAMS

Endeavor Silver Stream

The Endeavor Mine located in New South Wales, Australia was once the region’s largest zinc, lead, and silver producer. Commissioned in 1983 as the Elura Mine, the site has been operated by CBH since 2003 and was then renamed as the Endeavor Mine. The orebody at the Endeavor Mine has the form of massive vertical pillars, which is similar to others found in the Cobar Basin. Extraction of approximately 30 million tonnes has occurred to date.

Metalla has the right to buy 100% of the silver production up to 20.0 million ounces (7.1 million ounces have been delivered as of November 2018) from the Endeavor Mine for an operating cost contribution of US$1.00 per ounce of payable silver, indexed annually for inflation, and a further increment of 50% of the amount by which silver price exceeds US$7.00 per ounce.

In May 2018, the Company released an updated mine plan from CBH, which increased the existing silver reserves by nearly 1 million silver oz. and extended production through to December 2020(2). CBH also had exploration success at depth with a new zone called the "Deep Zinc Lode," which has the potential to extend the mine life even further. The Company expects further drill results on the Deep Zinc Lode in the first half of the calendar year 2019 with an updated mine plan in Q4 of calendar 2019.

Joaquin Project NSR

Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

A 2.0% NSR royalty payable by Pan American Silver Corporation (“Pan American”) on minerals mined from the concessions which form part of Joaquin Project located in central Santa Cruz Province, Argentina, 145 kilometers from Manantial Espejo silver-gold mine owned by Pan American, who has announced (see Pan American’s news release dated January 21, 2019) that it expects Joaquin to start production in the third quarter of calendar year 2019, which is three to six months earlier than the previously stated production start date.

COSE Property NSR

A 1.5% royalty payable by Pan American on minerals mined from the concessions which form the Cap-Oeste Sur East (“COSE”) Property Project located in central Santa Cruz Province, Argentina. The COSE Property is a fully-permitted mine that has been developed by Pan American for a total cost of approximately US$23,900,000 since its acquisition from Patagonia Gold for US$15,000,000 in May 2017.

Pan American has provided guidance (see Pan American’s news release dated January 21, 2019) for a later startup of COSE production related to a change in the mining method. The modification takes into account the current ground conditions and directly transfers the existing miner expertise from the Manantial Espejo operation. The change requires additional upfront development, which is expected to result in an approximate six-month delay in commencing production at COSE now scheduled for calendar Q3 2019, which resulted in rescheduling some of the ounces originally planned for the calendar year 2019 into 2020.

Santa Gertrudis NSR

Agnico acquired its 100% interest in the Santa Gertrudis gold property in November 2017. This 42,000-hectare property is located approximately 180 kilometers north of Hermosillo in Sonora, Mexico. The property was the site of historic heap leach operations that produced approximately 565,000 oz. of gold at 2.1 grams per tonne (“g/t”) gold between 1991 and 2000, and includes substantial surface infrastructure already in place including pre-stripped pits, haul roads, water sources, and buildings.

Three favorable geological trends with a potential strike length of 18 kilometers have been identified on the property with limited drilling between deposits. In addition, the previous owner reported high-grade mineralization along northeast-trending structures.

In July 2018, Agnico released its second quarter drill results using portable and skid-mounted drill rigs (see Agnico’s news release dated July 25, 2018) with the purpose of confirming and extending the historic mineral resources (estimated by previous owners) and exploring new concepts.

In October 2018, Agnico released its third quarter drill results, where 13,120 meters were drilled in 89 holes mainly in the Becerros, Toro, Escondida, Viviana, and Trinidad zones (see Agnico’s new release dated October 24, 2018). The third quarter drilling almost completes Agnico’s 2018 program to validate and confirm the most recent historical mineral resource estimates. The 2018 exploration program at the project consists of 28,000 meters at a budget of approximately US$7,200,000. Drilling had now been focused on mineral resource expansion and exploring new target areas.

Selected recent drill results from the news release dated October 24, 2018 are set out in the table below, and drill hole coordinates are set out in a table in the appendix of the same news release. Drill collars are also shown on the Santa Gertrudis Project Local Geology Map. All intercepts reported for the Santa Gertrudis project show uncapped gold grades over an estimated true width and depth of midpoint below surface (meters), based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

				Depth of
				midpoint
				below	Estimated	Gold grade
		From	To	surface	true width	uncapped(1)
Drill hole	Zone	(m)	(m)	(meters)	(m)	(g/t)
SGE18-067	Centauro	41.0	45.0	43	4.0	7.0
SGE18-068	Becerros	180.0	191.0	137	11.0	1.8
and	Becerros	197.0	200.0	151	3.0	2.2
SGE18-072	Toro	123.0	145.0	134	18.0	2.2
SGE18-076	Toro	96.0	100.0	98	4.0	1.1
and	Toro	140.9	152.7	145	11.8	3.3
SGE18-082	Toro	88.0	104.6	95	16.6	1.5
SGE18-087	Escondida	20.0	37.0	26	12.5	1.8
SGE18-089	Trinidad	103.0	110.0	30	7.0	2.8
and	Trinidad	123.0	133.0	38	10.0	10.5
including		125.6	129.0	37	3.4	19.5
SGE18-098	Viviana	80.0	99.0	89	8.9	4.8
SGE18-102	Viviana	49.0	52.0	51	3.0	3.0
and	Viviana	96.6	102.0	99	5.4	0.7
(1) No capping factor was used for these composites. The cut-off grade for these intervals is 0.3 g/t gold.

Recent assay results from the Becerros, Toro, Escondida, Viviana, and Trinidad zones have confirmed mineralization and the potential for extensions in these areas, as well as the continuity of structurally-controlled feeders.

Exploration drilling in the third quarter of 2018 has discovered the high-grade structurally controlled Centauro Zone, where hole SGE18-067 intersected 7.0 g/t gold over 4.0 meters at 43 meters depth. Centauro aligns well with, and may represent a projection of, the Camello area (part of Becerros Zone) 300 meters to the west. Centauro potentially also lies at the intersection of the Corral and Toro trends.

In the Becerros Zone, located approximately 1,000 meters southwest of the Centauro Zone, hole SGE18-068 intersected two intervals that are part of the same mineralized corridor: 1.8 g/t gold over 11.0 meters at 137 meters depth and 2.2 g/t gold over 3.0 meters at 151 meters depth. The main mineralized corridor that forms the Becerros deposit can now be traced over 1,500 meters strike length.

Four recent infill drill holes intersected the Toro Zone along a strike length of 1,660 meters, showing good correlation with historic drill results. The recent Toro intercepts include hole SGE18-072 that intersected 2.2 g/t gold over 18.0 meters at 134 meters depth. Sixteen hundred meters to the southwest, hole SGE18-076 had two intercepts in Toro: 1.1 g/t gold over 4.0 meters at 98 meters depth and 3.3 g/t gold over 11.8 meters at 145 meters depth. The Toro Zone is located 1,400 meters northwest of the Becerros Zone.

The Escondida Zone is in the northern portion of the project, 2,800 meters northeast of the Toro Zone. Recent drilling has confirmed the grades and widths of mineralization within the historic mineral resource area, such as hole SGE18-087 that twinned a historic hole, intersecting 1.8 g/t gold over 12.5 meters at 26 meters depth.

Seventeen hundred meters northwest of Toro is the Viviana Zone, where hole SGE18-098 intersected 4.8 g/t gold over 8.9 meters at 89 meters depth. Approximately 34 meters to its southeast, hole SGE18-102 intersected two mineralized intervals: 3.0 g/t gold over 3.0 meters at 51 meters depth and 0.7 g/t gold over 5.4 meters at 99 meters depth. Both exploration holes were drilled near the historic Viviana open pit.

At the Trinidad Zone, which is located 2,200 meters north-northeast of the Viviana Zone, recent drill results correlate well with historic drill holes in the area. Hole SGE18-089 intersected two mineralized intervals: 2.8 g/t gold over 7.0 meters at 30 meters depth (beneath a former open pit mine) and 10.5 g/t gold over 10.0 meters at 38 meters depth (including 19.5 g/t gold over 3.4 meters). Additional follow-up drilling in this area in 2018 will aim to expand the historic mineral resources.

An additional 5,800 meters of drilling was planned for the remainder of 2018. Agnico expects to report its initial mineral resource estimate for the Santa Gertrudis project in mid-February 2019.

Garrison Project NSR

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

A 2.0% NSR royalty payable by Osisko Mining Inc. (“Osisko”) on certain claims of the Garrison Project (the “Garrison Royalty”), which covers the Garrcon and Jonpol properties, and the eastern portion of the 903 Zone. The Garrison Project is located approximately 100 kilometers east of Timmins, Ontario, and 40 kilometers north of Kirkland Lake. It resides along the famous Golden Highway in the Timmins and Kirkland Lake region which has historically produced over 100 million ounces of gold. The Garrison Project is 100% owned by Osisko and consists of a portfolio of properties spanning a 50 kilometers distance along the Destor-Porcupine Fault Zone, encompassing 16 noncontiguous properties, including the Garrcon and Jonpol properties, 903 Zone, and Buffonta, and Golden Pike advanced exploration properties.

As at the end of January 2018, Osisko has completed 90,000 meters of new drilling since the 2014 resource update to complement the 108,000 meters drilled at Garrison by previous operators. Osisko expects to release an updated resource estimate in the first quarter of calendar year 2019.

NLGM Silver Stream

A 15% ownership interest in Silverback which owns a 100% silver stream on the New Luika Gold Mine (“NLGM”) operated and owned by Shanta Gold Limited (“Shanta”). The low-cost New Luika Gold Mine, which is located in the Songwe District of South Western Tanzania approximately 700 kilometers south-west of Dar es Salaam, achieved its first commercial production in 2012. The ore bodies at New Luika comprise high grade (>6 g/t gold), medium grade (3 to 6 g/t gold), and low grade (1 to 3 g/t gold) ore which overall averages 3.9 g/t gold.

Drilling is planned for middle of the first half of calendar year 2019 at the high-grade Bauhinia Creek underground deposit. Growth of NLGM’s reserve base will be a key focus in 2019 and the annual exploration budget has been approximately doubled to US$3,600,000 compared with 2018.

Hoyle Pond Extension NSR

Metalla owns a 2.0% NSR royalty payable by Goldcorp Inc. (“Goldcorp”) on the Hoyle Pond Extension Royalties, which are located on claims that are beneath the Kidd metallurgical complex and immediately adjacent to the east and northeast of the Hoyle Pond mine complex. There is a 500,000 oz. Au exemption on the leased mining rights. Goldcorp is expected to deliver its 2018 annual work report to the Company by the end of February 2019 outlining the drilling on the royalty claims which was part of a program in 2018 that focused underground on the extension of the Hoyle Pond Mine.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Production and provisional sales from royalties and streams

	Q2	Q2	YTD	YTD
	2019	2018	2019	2018	(1)
Attributable silver oz. from prior period	41,415	37,799	90,476	13,654
Production during the period
Endeavor Silver Stream	93,818	133,395	261,799	230,992
NLGM(2)	4,389	4,580	8,780	8,997
Total attributable silver oz. produced	139,622	175,774	361,055	253,643
Total attributable silver oz. sold(1)	(81,808)	(158,865)	(303,241)	(236,734)
Remaining attributable silver oz.(3)	57,814	16,909	57,814	16,909
(1)

Includes attributable silver oz. from the Endeavor silver stream that were produced, shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts (see non-IFRS Financial Measures).

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Represents attributable silver oz. that were produced and to be realized by the operator(s) in subsequent periods after the reporting date.
(4)	Delivery delays caused by the smelter has increased the concentrate inventory at the Endeavor Mine.

OUTLOOK

As of the date hereof, the Company is providing the following forecasts for fiscal year ending May 31, 2019:

•	total attributable silver production is expected to be from 500,000 to 600,000 oz.;
•	revenue is expected to be $9,000,000 to $12,000,000(1);
•	production increases by approximately 10% to 20% from fiscal 2018; and
•	approximately 95%+ of total revenue is expected to be derived from silver.

The Company expects to provide guidance for fiscal year ending May 31, 2020 in March to April 2019.

(1) Estimate based on expected average silver price of US$16.00 per oz. and foreign exchange rate of US$0.80/C$ 1.00.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight quarters up to November 30, 2018 and should be read in conjunction with the Company’s consolidated financial statements for the years ended May 31, 2017 and 2016.

	Q2-2019	Q1-2019	Q4-2018	Q3-2018
Revenue from stream interest	$1,623,140	$3,900,301	$1,868,092	$1,761,491
Share-based payments	(214,056)	(279,457)	(179,517)	(28,800)
Net income (loss) for the period	(496,948)	(312,031)	(797,120)	(310,845)
Dividends declared and paid	401,314	354,174	225,519	148,759
Earnings (loss) per share - basic and diluted	(0.01)	(0.00)	(0.01)	(0.00)
Weighted average shares outstanding - basic	92,698,885	79,311,399	75,236,522	74,407,325

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

	Q2-2018	Q1-2018		Q4-2017		Q3-2017
Revenue from stream interest	$3,066,670	$672,078	$	Nil	$	Nil
Share-based payments	Nil	(624,429)		(258,986)		Nil
Net income (loss) for the period	(440,105)	(1,013,686)		(1,857,376)		(213,650)
Earnings (loss) per share - basic and diluted	(0.01)	(0.02)		(0.04)		(0.00)
Weighted average shares outstanding - basic	73,168,849	62,499,990		52,186,699		43,214,244

RESULTS OF OPERATIONS

Three months ended November 30, 2018

The Company’s net loss totaled $496,948 (2017 - $440,105) for the three months ended November 30, 2018. Overall, net loss for the current quarter was higher than for 2017 primarily due to shipment interruption at the Endeavor Mine caused by the smelter, which negatively affected the payments received from the Endeavor Silver Stream interest. As at the reporting date, there were 57,814 attributable oz. of silver to be delivered and sold by CBH.

Six months ended November 30, 2018

The Company’s net loss totaled $808,979 (2017 - $1,453,791) for the six months ended November 30, 2018. Overall, net loss for the current period was lower than for 2017 primarily due to a significant increase in gross margin from the Endeavor Silver Stream interest, offset by increases in interest expense on the convertible debenture and current income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company’s cash as at November 30, 2018 totaled $2,284,166 (May 31, 2018 - $4,817,357) and its negative working capital was $739,501 (May 31, 2018 - positive $4,661,792). Subsequent to the reporting date, the Company completed a brokered private placement for gross proceeds of $6,781,131 (see Events after the Reporting Date). The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has sufficient working capital to undertake its current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

During the six months ended November 30, 2018, cash decreased by $2,533,191. The decrease was due to net cash used in investing activities of $7,298,845, partially offset by net cash provided by operating and financing activities of $2,274,126 and $2,455,733, respectively. Exchange rate changes had a positive impact on cash of $35,795.

Operating activities

During the six months ended November 30, 2018, net cash provided by operating activities amounted to $2,274,126, which included decrease in trade receivables and other of $114,216 and increase in trade and other payable of $264,280 during the normal course of business.

Investing activities

Cash used in the Company’s investing activities during the six months ended November 30, 2018 totaled $7,298,845, which were primarily comprised of US$6,000,000 paid for the acquisition of the Santa Gertrudis NSR royalty, partially offset by cash held by ValGold on the acquisition date and recoveries received.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Financing activities

Cash provided by the Company’s financing activities during the six months ended November 30, 2018 totaled $2,455,733, which were primarily comprised of $2,229,786 from loan arrangements and $1,199,916 received from the exercise of share purchase warrants, partially offset by $755,488 of dividend paid and $218,481 of interest paid.

Requirement of additional financing

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash generated from operations. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied entirely on equity financings and loans for all funds raised to date for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
For the six months ended November 30, 2018	or fees	Payments	Total
Management	$323,268	$201,572	$524,840
Directors	80,183	223,214	303,397
	$403,451	$424,787	$828,238

As at November 30, 2018, the Company had $22,095 (May 31, 2018 - $70,833) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

FINANCIAL INSTRUMENTS

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
•	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at November 30, 2018, the Company’s financial instruments measured at fair value are as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Receivables from provisional sales	$-	$80,838	$-	$80,838

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

The Company’s activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7 in the condensed interim consolidated financial statements. All current liabilities are settled within one year.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company incurs expenditures in currencies other than the Canadian dollar. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. As at November 30, 2018, the Company is exposed to currency risk through the following monetary assets and liabilities:

US
dollar
Cash	$911,518
Trade receivables and other	75,349
Trade and other payables	(354,171)
Loans payable	(4,895,185)
Net exposure	$(4,262,489)

Canadian dollar equivalent	$(5,668,271)

Based on the above net exposure, as at November 30, 2018, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $57,000 in the Company’s pre-tax income or loss.

EVENTS AFTER THE REPORTING DATE

Subsequent to November 30, 2018, the Company:

a)

entered into a definitive agreement to acquire a 1.5% NSR royalty for US$1,500,000 in cash from Patagonia Gold S.A. (“Patagonia Gold”). This NSR royalty is in connection with certain mining rights located on the COSE Property located in the province of Santa Cruz, Argentina and includes a net smelter return on all products mined or otherwise recovered from the COSE Property, which is a gold and silver project that is 100%-owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American. This agreement also includes a ROFR in favour of Metalla to acquire a future NSR royalty that may be granted by, or received by, the Patagonia Gold (or its affiliate) on its Cap-Oeste mine;

b)

entered into an additional loan arrangement for US$250,000, which has a stated rate of 5% per annum and a term of one year. As an inducement, the Company provided the lenders in aggregate an origination discount of US$7,500 and 75,000 share purchase warrants exercisable at $0.85 per share for two years;

c)	issued 72,000 RSUs to directors and officers of the Company;

d)

completed a brokered private placement for $6,781,131 by issuing 8,693,758 units at $0.78 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $1.17 per share for two years, subject to acceleration if the share price is at or above $1.50 per share for ten consecutive trading days. In connection with this brokered financing, the Company had agreed to pay a cash fee of $344,186 and issue 441,240 finder’s warrants exercisable at $0.78 per share for two years; and

e)	acquired a 1.0% NSR royalty for $315,000 in cash on the Dufferin East project located in Nova Scotia, Canada, which is operated by Resource Capital Gold Corp.; and

f)	issued 2,562,700 common shares, valued at $1,998,906, on conversion of debenture owed to Coeur Mining, Inc.

COMMITMENTS

The Company had certain payments in cash and common shares related to its royalty interests, see Note 4 of the condensed interim consolidated financial statements for the six months ended November 30, 2018.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For full details on the critical accounting estimates and judgments affecting the Company, please refer to the Company’s audited annual consolidated financial statements and notes and annual MD&A for the year ended May 31, 2018.

NEW ACCOUNTING STANDARDS

Accounting standards adopted during the period

Revenue recognition

Effective June 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at June 1, 2018. The details of the accounting policy changes are described below.

Revenue is comprised of revenue earned in the period from royalty and mineral stream interests. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities. For the Company’s royalty and stream interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the related property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty or stream agreement.

In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known. Under the terms of certain royalty and stream agreements, revenue may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Provisionally-priced revenues are initially recognized based on forward prices. Adjustments to revenue from metal prices are recorded at each reporting period and other adjustments are recorded on final settlement and are offset against revenue when incurred.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Financial instruments

Effective June 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). Prior periods were not restated, and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 12, there were no quantitative impacts from adoption. The details of the accounting policy changes are described below.

IFRS 9 largely retains the existing requirements in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables, and available for sale.

Under IFRS 9, on initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to initial recognition and how changes in value are recorded. The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Financial liabilities are designated as either fair value through profit or loss, or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded. Other financial liabilities are carried on the consolidated statement of financial position at amortized cost. The Company completed an assessment of its financial instruments as at June 1, 2018.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	IAS 39	IFRS 9
Financial assets
Loan and
Cash	receivables	Amortized costs
Receivable from provisional sales	FVTPL	FVTPL
Financial liabilities
Loan and
Trade payable and accrued liabilities	receivables	Amortized costs
Loan and
Loan payable	receivables	Amortized costs

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk. For its trade receivables from provisional sales, the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. There was no adjustment relating to the implementation of the expected credit loss model for the Company’s trade receivables from provisional sales. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

NON-IFRS FINANCIAL MEASURES

The Company has included, throughout this document, certain performance measures, including (a) average cash cost of silver per attributable ounce, (b) average realized silver price per attributable ounce, and (c) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Average cash cost per attributable ounce

Average cash cost per attributable ounce is calculated by dividing the Company’s total cash cost of sales, excluding depletion by the number of attributable silver ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

	Q2	Q2	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Cost of sales, excluding depletion	$393,202	$994,433	$1,608,762	$1,450,556
Cost of sales for NLGM(2)	6,153	6,827	12,493	14,629
Adjust for:
Refining charge	83,072	162,383	305,953	250,542
Total cash cost of sales	482,427	1,163,643	1,927,208	1,715,726
Total attributable silver oz. sold(3)	81,808	158,865	303,241	236,734
Average cash cost of silver per attributable oz.	$5.90	$7.32	$6.36	$7.25
(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)

Payable silver ounces attributable to the Company that were shipped and provisionally invoiced during the period; as at the reporting date, 57,814 oz. of attributable silver produced were to be sold in the subsequent quarter.

Average realized silver price per attributable ounce

Average realized silver price per attributable ounce is calculated by dividing the Company’s sales by the number of attributable silver ounces sold. The Company presents average realized silver price per attributable ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

	Q2	Q2	YTD	YTD
Presented in US$	2019	2018	2019	2018	(1)
Provisional sales from stream interest	$1,087,233	$2,489,903	$4,228,753	$3,630,665
Revenue from NLGM(2)	61,534	68,267	124,931	146,186
Adjust for:
Refining charge	83,072	162,383	305,953	250,542
Revenue from stream and other interests	1,231,838	2,720,553	4,659,636	4,027,493
Total attributable silver oz. sold	81,808	158,865	303,241	236,734
Average realized silver price per attributable oz.	$15.06	$17.12	$15.37	$17.01

Operating cash margin per attributable oz.(3)	$9.16	$9.80	$9.01	$9.77
(1)

The Endeavor silver stream was acquired on July 31, 2017; comparative information includes attributable silver oz. that were shipped and provisionally invoiced during June and July 2017, where the Company is entitled to the associated trade receivable amounts.

(2)	Adjusted for the Company’s proportionate share of NLGM held by Silverback.
(3)	Operating cash margin is calculated based on average realized price and average cash cost.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Adjusted EBITDA

Management uses adjusted EBITDA to evaluate the Company’s operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents adjusted EBITDA as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, adjusted EBITDA do not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

	Q2	Q2	YTD	YTD
Presented in C$	2019	2018	2019	2018
Net loss	$(496,948)	$(440,105)	$(808,979)	$(1,453,791)
Interest expense on loans payable	94,451	106,729	198,781	141,727
Income tax provision	142,343	86,147	533,603	105,615
Depletion and amortization	530,632	1,523,121	1,717,305	1,848,129
Foreign exchange (gain) loss	124,629	201,330	206,521	290,383
Share-based payments(1)	214,056	-	493,513	624,429
Adjusted EBITDA	$609,163	$1,477,222	$2,340,744	$1,556,492
(1)	Includes stock options, RSUs, and performance-based payments.

RISK FACTORS

For further information regarding the Company’s operational risks, please refer to the detailed disclosure concerning the material risks and uncertainties associated with the Company’s business set out in its annual MD&A, dated September 26, 2018, which is available on SEDAR under the Company’s filer profile.

SHARE POSITION AND OUTSTANDING WARRANTS AND OPTIONS

As at the date of this MD&A, the Company had 112,775,726 common shares issued and outstanding. There were also 8,820,834 options and 12,300,589 share purchase warrants outstanding with expiry dates ranging from February 28, 2019 to January 4, 2024.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in “National Instrument 43-101 Standards of disclosure for mineral projects”.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Metalla, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
(Expressed in Canadian dollars, unless otherwise indicated)
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2018

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold and silver); fluctuations in the value of the U.S. dollar and any other currency in which revenue is generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream, or other production-base interest are located or through which they are held; risks related to the operators of the properties in which the Company holds a royalty, stream, or other production-base interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream, or non-operating interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream, or other production-based interest; the possibility that actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream, or other production-based interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; and the integration of acquired assets.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 17